October 3, 2007

Mr. H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business
Mail Stop 7010
Washington, D.C. 20549-0405

RE:	Don Marcos Trading Co. (the “Company”)
Amendment No. 4 to Registration Statement on Form SB-2 (the “Registration Statement”)
File No. 333-142976

Dear Mr. Schwall:

Thank you for the comments in your letter dated September 25, 2007 (the “Comment Letter”) regarding our Registration Statement. Following please find our responses to all of the comments in the Comment Letter. These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Risk Factors

“Our business could change in the future without prior notice to our shareholders…,”

1.    First, per your request, we have revised this risk factor to more fully describe the risk to investors from the fact that our principals have sold companies in the past and that the new owners then changed the business of those companies by adding the following:

“Our shareholders would not have the opportunity to vote on this change in our business nor would our shareholders have any prior disclosure regarding a new business. A new business could be worth less than our current business and the value of our shares could decrease. If a new business failed, the value of our shares would be worthless.”

Second, per your request, we have revised the heading of this risk factor to clarify that this is the risk discussed as follows:

“Our principals have sold companies in the past and the new owners then changed the business of those companies. Therefore, our business could change in the future without prior notice to our shareholders.”

Last, we have added a cross-reference to this risk factor to the “Business—Blank Check Company Issues” section per your request.

Blank Check Company Issues

2.    First, per your request, we have revised our presentation so that the disclosure previously under "Prior Transactions of Management and Selling Stockholders" beginning on page 28 has been moved in its entirety to this section and the heading deleted.

Second, we have stated in this section the prior businesses engaged in by Nucotec and Salty’s Warehouse and the new businesses engaged in by Nucotec and Salty’s Warehouse under their new owners as follows:

“Nucotec, Inc. was formed in 2001 to serve as a holding company for a subsidiary corporation, Salty's Warehouse, Inc. Nucotec, Inc. was sold in March 2004 with certain of the selling stockholders retaining Salty’s Warehouse, Inc. The new management of Nucotec, Inc. changed the name of the company to Tornado Gold International Corp., in July 2004. The new management also changed the business of Nucotec, Inc. to gold exploration in Nevada.

Salty’s Warehouse, Inc. was incorporated in Florida on July 16, 1998 and was engaged in selling name brand consumer products over the Internet. Salty’s Warehouse, Inc. focused on selling consumer electronics and audio-video equipment such as speakers, amplifiers, and tuners, although the company also sold assorted other goods such as watches, sunglasses and sports games. On December 11, 2006, Salty’s Warehouse, Inc. was sold in a private transaction with the new owners retaining all of the assets of the company, including the business and website. However, the new management changed the name of the company to Eworld Interactive, Inc. and is focusing operations of the company on being a consulting and technical service provider to an online community in China devoted purely to entertainment content.”

Last, we have also added a cross reference to “Prior Transactions of Management and Selling Stockholders” to the risk factor now entitled “Our principals have sold companies in the past and the new owners then changed the business of those companies. Our business could change in the future without prior notice to our shareholders.”

Thank you for your continued review of this Registration Statement. Marked copies of Amendment No. 4 to the Registration Statement are enclosed herewith for your convenience. Please advise if you have any further comments.

Very truly yours,

Don Marcos Trading Co.

   /s/ Earl T. Shannon
By: Earl T. Shannon
Its: President

Cc: Donna Levy, Esq.

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